UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission file number: 001-38206

TDH HOLDINGS, INC.

(Registrant’s name)

c/o Beijing Wenxin Co., Ltd.

Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On June 7, 2024, pursuant to an Agreement, TDH Holdings, Inc.’s (the “Company’) wholly-owned subsidiary, TDH Income Corporation (“TDH Income”), a Nevada corporation, sold its 51% equity interests in Far Ling’s Inc. (“Far Ling’s”), a Missouri Corporation, to Far Ling’s for $428,400 less 51% of the anticipated taxes due under the Asset Purchase Agreement (defined below).

On June 7, 2024, pursuant to an Asset Purchase Agreement (the “Asset Purchase Agreement”) TDH Income sold all its assets to Flying Dragon Cuisine, LLC, a Kansas limited liability company, for $840,000.

On June 7, 2024, pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”), TDH Income sold its 100% equity interests in Bo Ling’s Chinese Restaurant, Inc., a Missouri Corporation, to Richard Ng Living Trust U.D.T., 7/19/95 and Far Ling Ng Living Trust U.D.T., 7/19/95, for $150,000.

In connection with the consummation of the Agreement, Stock Purchase Agreement and Asset Purchase Agreement the Company’s Board of Directors had determined that a new business opportunity existed for the change in its business, and the Company will now focus on the commercial real estate business line and will discontinue its restaurant segment business line. The Board believes this pivot to the commercial real estate business line is in the best interests of its shareholders due to high costs it was experiencing in the restaurant segment business line and the Board believes it can obtain stable revenue from rental income and property appreciation income from the increasing demand in the commercial real estate market from small and medium sized enterprises. Accordingly, on May 20, 2024 a wholly-owned subsidiary of the TDH Income purchased a commercial real estate property located in Independence, Missouri for approximately $1.3 million that it is leasing for approximately $91,648.30 per year.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDH HOLDINGS, INC.

By:	/s/ Dandan Liu
Dandan Liu
Chair and Chief Executive Officer

Dated: July 24, 2024

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